ZARTEX INC.

4760 South Pecos Rd. Suite 103

Las Vegas, NV 89121

Tel.  (775) 391-8588

Email: zartexinc@yandex.com

December 27, 2016

Mr. Matthew Derby

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Zartex, Inc.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed November 16, 2016

       File No. 333-214122

Dear Mr. Derby,

Zartex Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated December 5, 2016 (the "Comment Letter"), with reference to the Company's Amendment #1 to registration statement on Form S-1  filed with the Commission on November 16, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1 and reissue the comment. Please be advised that the definition of a shell company does not turn on the company’s active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we consider your limited revenues to date of $2,800 based on a recent contract and your $4,002 in cash as of November 16, 2016 to be nominal. As such, please provide the information previously requested regarding your status as a shell company and the accompanying disclosures and risk factors.

Response: We note your argument to our prior response and respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its customers and conclusion of agreements with them.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant operates a business in software development. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our sole officer and director has specific background experience in our line of business as stated in the Form S-1. Moreover, our sole officer and director uses his management experience to offer the company’s services to potential clients and already signed two Software Acquisition Agreements and is currently negotiating others.

5. We signed two Software Acquisition Agreements on November 1, 2016 and on November 16, 2016 accordingly and generated $5,000 of revenue in total as stated in our unaudited financial statements for the three months ended November 30, 2016.

6. We have already started our operations and continue to develop our business and our assets consist not only of cash. We are leasing the office at 4760 South Pecos Rd. Suite 103, Las Vegas, NV 89121 with conference room and presents our product and service features there to our potential clients.

7. We have already presented our main offer to potential clients and have been testing our business-model. We have signed two agreements as the result of our operations. Our management continues to move forward with the business plan and recognize the business as effective.

The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

2. It appears from your disclosure throughout your document that you have not yet developed the software applications that you plan to bring to market along with the “Match Me” feature, which you state “is expected to use the algorithm of analyzing the data provided” in various ways. Since it appears that you have not yet developed the software applications you intend to use, and that your business plan is based in part on the “Match Me” feature, the nature of the software acquisition agreement with Ken Fregt Shoping, LLC (e.g., asset sale, license agreement, other) is unclear. Please revise your disclosure to clarify what was sold, whether the “Match Me” software is operational now, and whether you retain the rights to use the “Match Me” feature in your future product offerings.

Response: We have revised our disclosures to clarify what was sold to the customer, is “Match Me” software operational now and whether we retain the rights to use the “Match Me” feature in our future product offerings.

Directors, Executive Officers, Promoters and Control Persons, page 21

3. Refer to prior comment 5. We note that you have not disclosed Mr. Zausaev’s other work activities. In light of the fact that he will devote only 20 hours per week to your operations, please disclose Mr. Zausaev’s current work activities apart from Zartex. Discuss any conflict of interest concerns and include risk factor disclosure as appropriate.

Response: We have excluded the statement that our president and director, Mr. Zausaev, will be devoting approximately 20 hours a week to our operations.  We have revised our disclosure in Directors, Executive Officers, Promoters and Control Persons section to clarify Mr.Zausaev’s working activity. Mr. Zausaev has been working only for Zartex Inc. since the company was established. There are no other work activities apart from Zartex Inc. As consequence, Mr. Zausaev doesn’t have any conflict of interest.

4. We further note that Mr. Zausaev’s employment history since at least 2011 consists of work outside of the U.S., though you state that your local activities will take place in Nevada. Please disclose whether Mr. Zausaev resides outside of the U.S., and, if so, where. If Mr. Zausaev intends to operate the company remotely, please discuss this and include appropriate risk factor disclosure as applicable.

Response: We have disclosed that Mr. Zausaev resides in the U.S. since 2016. He manages Zartex Inc. from Las Vegas, U.S.

Please direct any further comments or questions you may have to the company at zartexinc@yandex.com

Thank you.

Sincerely,

/S/ Aleksandr Zausaev

Aleksandr Zausaev, President